Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Plan Trustees
General Communication, Inc.
  Qualified Employee Stock Purchase Plan:

We consent to the incorporation by reference in the registration statements (nos. 3360728, 333-08760, 333-66877, 333-45054, 333-106453, 333-152857, and 333-165878) on Form S-8’s of General Communication, Inc. of our report dated June 29, 2009, with respect to the statement of net assets available for benefits of the General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2009 annual report on Form 11-K of the General Communication, Inc. Qualified Employee Stock Purchase Plan.

(Signed) KPMG LLP

Anchorage, Alaska
June 29, 2010